b) 11   Computation of per share earnings 09/30/2001

                   Clip 'N Pierce Fashions, Inc.
              Weighted Average Shares Outstanding
                       September 30, 2001

Weighted Average Shares       8,400,000

Net Loss                        $ 1,384

Net Loss Per Share               $0.00016